UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Resignation of Chief Executive Officer

On April 10, 2024, Ransom Wu notified Visionary Holdings Inc. (the “Company”) of his resignation as its chief executive officer, effective immediately. Mr. Wu’s resignation did not result from any disagreement or disputes with the Company.

Appointment of New Chief Executive Officer and Entering into Employment Agreement

On April 22, 2024, the Board appointed Mr. Zhong Chen as its new chief executive officer, effective immediately.

Zhong Chen, age 64. Mr. Chen has over 27 years of experience in development, construction, and architectural management. He has been serving as the President of Addington Development in Toronto, Canada since 2010. Under his leadership, the company has successfully raised over $150 million CAD through various financings and improved construction processes, reducing costs by 15%. Prior to Addington Development, Mr. Chen was the President & Chief Representative at P&H International Architects in Toronto and Shanghai from 2000 to 2018, where he led extensive urban and residential projects and earned multiple design awards. From 1993 to 2008, he was the President of Olympic Construction and Installation Engineering Company in Shanghai, where he won two China Luban Awards for construction excellence. Mr. Chen holds an Executive MBA (EMBA) from Nanyang Technological Institute in Singapore. Mr. Chen obtained his Bachelor of Science (B.S.) in Physics from Shanghai University of Science and Technology, China.

On April 23, 2024, the Company entered into the Agreement of Employment (“Agreement”) with Mr. Chen, which became effective on the same day. Pursuant to the Agreement, Mr. Chen will receive an annual salary of $150,000, plus an additional performance bonus of up to $350,000 in company stock, contingent upon year-end performance.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description

10.1	Agreement of Employment between Visionary Holdings Inc. and Zhong Chen, dated April 23, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: April 23, 2024	By:	/s/ Zhong Chen
Zhong Chen
Chief Executive Officer

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